Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on July 22, 2026.

The following transcript was made available for an interview by Asheesh Birla with Ted Janus on July 22, 2026:

Asheesh Birla

All right, Ted Janus. How are you today? How are you feeling right now being here at this conjecture of everything that's going on in the world at the heart of technology San Francisco. Tell me a little bit about how you're feeling.

Ted Janus

I'm feeling great today. My whole career has been on the frontier of technology is what I'm focused on frontier technology and certainly Ever North Ripple, we're in the middle of this and it's an exciting time. And I'm happy to be participating in your podcast.

Asheesh Birla

Amazing. Well thanks for having thanks for coming in. I mean, Ted, just for background, you've been part of every Silicon Valley cycle. maybe, maybe not the chips, but like everything from the internet. You've seen it all from internet to SaaS, web 2.0, crypto, now AI. That's like that's an incredible path and journey. But tell me a little bit about 2012. You were a seed investor, one of the earliest seed investors in Ripple. and then we actually met in 2013 when I joined Ripple. But tell me a little bit about how did that even get how did you get started early in 2013?

Ted Janus

Let me bring this back. So, I wrote, I think, the second check for Ripple, and I have known Chris Larson since nineteen ninety-eight, I met him through Doug Galen, who runs RippleWorks, the foundation arm of Ripple. So, we had gone to school together. He introduced me to Chris in ninety-eight. I became an investor in Chris's first company. E-Lone got involved with Prosper. And then Chris asked to meet me in September, October time frame of twenty twelve. And I think I became the second check-in on Ripple. And I want to get to the point where I meet you because I was having a number of meetings with Chris, Stephan Thomas, who was early and others. And I think it probably was like March, April, Spring of 2013. You had an office on 2nd Street. First big ripple office. And let me set the stage here. So, I'd done a lot of bank investing in the in the financial crisis. So, my background was hedge fund for many years, a firm called Palo Alto Investors, still there. And I left in 2009 to start my family office, was doing a lot of investing on my own, mainly focused on banks. So, I'd gone out and seen a hundred plus banks at that time period. Let me tell you, banks are not the most exciting places. And you go meet these banks, it seemed like the the business plan, time and time again, was more how the senior leadership was going to have a paying job over the next two, three years, not really changing the world or anything. And then I remember walking into that office in 2013, and it was like a movie set. I mean, people are running, phones are ringing, people have real frenetic energy, and it was an exciting place to be. And Chris Larson likes to talk about this. I've heard this from other entrepreneurs that early days at a startup, there's three kinds of people. You've got your misfits. So, these are the geniuses running around that aren't going to go get a job at Bank of America or JP Morgan, and that's okay. You have your mercenaries, people showing up and are just there to make money. And then maybe the highest order and the people you really want to look for are the visionaries. And those are the people that are brilliant, really motivated and are going to be there for the long-haul visionaries. And I remember meeting you, and I know your background, but if I remember this correctly, you can correct me if I'm wrong, but I think you had an MBA from Wharton. And I think you had an engineering degree or two from Michigan. And I think you already had some experience two years out, so, you had to be at least thirty, thirty-one years old. And I remember meeting you and thinking it looked like you were twenty years old. And I also, remember right away that I identified you early as a as a missionary, someone that was going to be there for the for the long haul. And on top of all those qualities, I thought you were a very funny guy, and you still are.

Asheesh Birla

I try my best, Ted. but you painted a perfect picture. And you walk into that office on 2nd Street back in 2013, and you opened that door and it wasn't the nicest office. We didn't have air conditioning, Chris was really, really like adamant about keeping us being frugal and making our own desks. But you saw that energy. You felt that energy as soon as you walked in. You had people, it felt like a lab, and Chris wanted that, right? Like you saw people like David Schwartz and Arthur, whiteboarding and, we were creating something that was bigger than Ripple, right? It was like this whole. new ecosystem, and new world. It almost felt like the financial version of the internet.

Ted Janus

Yes. It definitely felt like that. And I'm going to again reference the fact that I went out in the financial crisis and l looked at one hundred and eighteen banks, literally met one hundred and eighteen banks to determine if they were good investments. I think we ultimately invested in five of them. But I didn't think there was really I don't think a lot of these bank leadership teams were really focused on solving real problems. I mean, I think they were just keeping their business models going. It wasn't an exciting time. And then I got invited to a Bitcoin meetup in 2011. I think the first time the famous Bitcoin white paper came out in 2008. I don't think I even heard it referenced until 2010. I probably read it in late 2010, 2011. I get invited to this Bitcoin meetup and I'm kind of blown away. I mean, these people, it's a little bit crazy, and but these people are brilliant. They're talking about some world-changing technology. I start getting excited. Then I get the call from Chris. And so, the obvious question is, why did I back Chris at that point? So, my history with Chris is that again, I met him in 1998. I got really involved with e-Lone, which is the first mortgage online company. I was later an investor in Prosper. the peer-to-peer lending company. And when Chris started talking about Ripple early days, the whole strategy, the whole mission was just being formed, but it was tilting towards being you improving global payments faster, better, cheaper. And I know Chris really, really well. And again, that was a real problem. And why I bet on Chris is because I knew Chris really well. And if there was anyone that was going to help solve this problem, it was Chris. You get to know Chris. He's visionary. He's very early. It's not by accident that he was involved with these three companies. he's also, has a bit of a quiet, soft-spoken demeanor, but when you really get to know Chris underneath is a natural born killer. And whatever Chris is going to do, he wants to win. And it was really smart for me to put money in at that of the company at that time.

Asheesh Birla

Yeah, I can't even imagine what that conversation was in two thousand twelve. But what I loved about your story and your background is, Ted, you definitely stuck with us throughout. But what makes you successful is obviously you're brilliantly smart and you've done really, really well. but two things your network and your ability to network is an incredible thing. and I really appreciated that and how much you've done, not only for Ripple but for me. But secondly, you were really, really patient. and when you're transforming industries, you and Chris share that. This isn't a quick flip. You're in it for now what, thirteen, fourteen years. That’s incredible. So, yeah, I want to thank you for that. And I look forward to building Evernorth with you. And so, thank you again.

Ted Janus

but I'm just going to comment on something. Is that here I am on the investor side, and you and that really impressive founding team. So, Chris Larson, David Schwartz, Arthur, Arthur Brito, Stephon Thomas, Monica Long, who's now the president, was showing up soon after, and then Brad Garlinghouse joined in twenty fifteen. What did I see, what did I do on my end that might be similar to the way you guys were feeling on the other side? And we really have these discussions, but what I what I think is really important for a growth investor, growth investor, which is what I do, both public and private markets, is you have to have this combination, a real bias to action. You have to get stuff done. 100%. Chris or you, you’ll be texting at 6 in the morning or 10 o’clock at night on a Saturday night or something. There's a sense that you really have to win, and your bias biased action is really important. But the other side of that is extreme patience. You need both bias to action and extreme patience. And most people don't have those two traits. I would argue the best growth investors have that, and the best entrepreneurs have that, because it can take years for this to manifest. And here we are on a podcast talking about Ripple 14 years ago, and obviously Evernorth is part of the growing ecosystem. And we're still talking about this 14 years later. That's extreme patience. What is the glue that was on that founding team? What is it in you, Ashish? The glue on all this is up and stuff is optimism. You have to be optimistic, and I just felt that at that time and I feel that to this day.

Asheesh Birla

Absolutely. I remember one of the things that Chris would say early on, and you probably remember this too was that hey, this is the future. I'm pretty sure certain that this is the future. I can't tell you if this future is going to happen in two five ten fifteen years but we have to be ready that's our job is to be ready and I can tell you like that was so, motivating because you got this visionary that knows the future and he's like my job is to make sure we're ready and man we are ready to go to battle right like we were ready to go to battle and that was that was precious. All right, Ted, let's set aside crypto and then we're going to get back into it. I promise you. But it’s mid-2026. You and I have been in in San Francisco here for 25 years for me and even longer for you. There is capital being thrown into this market like never before. I heard one step that in adjusting for inflation, there's more capital. being deployed into AI than there were even on the railroads. And that was the second highest capital expenditure. From your point of view as an investor, where are we in this cycle? And what do you think is mispriced? and curious to get your thoughts from an investor from your standpoint there.

Ted Janus

So, you've asked me not to talk about crypto but I'm going to override that. I'm going to talk about crypto and blockchain. A lot of people think crypto, and they'll hear the word blockchain, think it's a very speculative area when I just think it's fun a foundational infrastructure. I've always been an investor in technology. And three areas I'm spending a lot of time on right now. Obviously, I'm spending time on blockchain. This goes way back to my first blockchain investment was probably 2011. So, I've been in with Bitcoin. And then I've been involved in artificial intelligence, I'm a seed investor in our AI seed fund and an advisor to it, Perceptive Ventures. And then my latest area I'm going into is quantum computing. There's someone I know that I've known for 13 years that just became CEO of one of the seven to ten most prominent quantum computing companies. And so, AIC fund and advisor to it, Perceptive Ventures. And then my latest area I'm going into is quantum computing. Interesting. Someone that I've known for thirteen years just became CEO of one of the seven to ten most prominent quantum computing companies. And so, when you ask what inning are we in? So, let's start with AI because I think of the three areas AI is the farthest along because people aren't really arguing on the utility of AI. I mean there's people who have different viewpoints and so forth, but I'd say with AI, we're probably in the second inning. So, second inning of nine innings, very, very early. blockchain. I'd say we are in the first or second inning of blockchain. And I'll get I'll elaborate on that in a second. And then quantum, I mean, that quantum is so, early. I think I don't even think the bus has showed up at the game yet. I mean, this is just this is way early. And I'm looking at where quantum is 10 years from now. So, why am I so excited about blockchain and crypto is I really think there's a disconnect. When you talk to leading lights who are at these big consulting firms, McKinsey or Bain, or you're talking to people at the big banks, JP Morgan, Bank of America, certain senior leaders at these people places are really rolling their eyes about blockchain. On the other side of that, you have people like Larry Fink, who runs BlackRock, the largest asset manager in the world. Abigail Johnson, who runs the largest mutual fund company in the world, Fidelity, and Adriana Freeman, who runs NASDAQ, that's the largest or second largest stock exchange in the world. and then also, people in this administration, Scott Besson, Treasury Secretary, Paul Atkins who's running the SEC, are all saying the same thing, which is that all assets are going to be tokenized. It's going to start with stocks, it's going to start with bonds, but everything's going to be in three to five years. And I just happened to be watching Fox Business News today and CEO Brad Garling, House of Ripple was on. And the way he described it, I thought, was brilliant. He says right now in blockchain, we are at a chat GPT moment. And I really believe that's the case. I hope that the Clarity Act, which is up, passes. I think it's got better than even odds, but even if it doesn't pass or it's delayed, I think the change I'm talking about is inevitable in the next over the next year or two.

Asheesh Birla

Yeah, it's incredible. It's like, there's over five hundred trillion dollars of real world assets that can make their way to the blockchain. and I think that the value that will actually move to the blockchain is going to be way higher. And why? It’s partially because when people thought about the internet in the early days, and you probably remember this, you thought the most exciting thing was reading the newspaper on the internet. But there was an explosion of new products and content on the internet. And reading the newspaper is probably like one of the least exciting things you can do on the internet. And I think that's the same thing with real-world assets. It's like we're just thinking about what was created in the traditional world. But what happens when you open it up to the blockchain, you open it up to accessibility and programmability? You're going to see an explosion, in my opinion, of new kinds of products. And that's super exciting. So, I totally agree with you how early we are there.

Ted Janus

And what I would say with this is because I was in Palo Alto in the in the mid-90s. So, the beginnings of the internet go back decades. They were military and government; DARPA was early days or was intranet before there was internet. And the first commercial application or just getting consumers involved would have been would have been Mark Andreessen and Netscape in about nineteen ninety-four. And then internet wasn't really touching that many people by ninety-six or ninety-seven. And there were these apps that you would hear about, like there was something this you're so, young you don't remember this. There was something called Hot or Not. Where people would rate how people looked on the internet. Everyone would laugh, or there was something called pets.com. And there was a famous New York Times columnist and Nobel Prize winner named Paul Krugman. who wrote this op ed that probably dropped in ninety-eight or ninety-nine. And he said that the internet was going to go the way of the fax machine. And people it was it was it was laughable at that at that point. But fast forward, seven largest companies of the world are all internet companies or certainly beneficiaries of the internet. And I think Trying to explain to people about the areas that I just referenced, certainly blockchain, which is what we're here mainly talking about, is trying to talk about blockchain and where this is going to evolve and what's going to happen with Ripple, what's going to happen with Evernorth, is me being in Palo Alto in 1998 and saying there's this thing, the internet, and there's going to be this thing called Instagram and this thing called Facebook. There are going to be social layers and later there's going to be this artificial intelligence thing. That lives on the is lives on the internet and also, there's this thing called Amazon that you might be hearing rumblings about in l in the early nineties, but now as a guy with three kids, I mean there's an Amazon box showing up every single day at my house. And how could you explain this? And I really believe that this is frontier technology at its best and I think it's going to be transformative in this is early days.

Asheesh Birla

Yeah, and it's just it's like the old saying is like, there aren't many bad ideas, there's just bad timing. And , webvampest.com they eventually made their way, but you had to think about all the layers you needed before that. , the example that I'll give is maybe in two thousand fourteen, fifteen, we at Ripple we tokenized gold, XAU. We got T shirts made and everything and put it onto the blockchain, onto XRP, but just too early, right? Like we didn't have the liquidity and the user base to make that work. But now you fast forward 2026. Tokenized gold is one of the hottest products, out there right now, growing really, really quickly. So, again to your point you have to have the sequencing right. and the timing is really important. Thanks for that. Okay, let's Ted, let's talk a little bit about the long arc. And we talked about especially when you're talking about fintech and regulated industries. There aren't shortcuts. This isn't a short game. This is a long game. and you've been involved in a lot of these stories. And for example, with fintech we saw these different phases and in you were part of each one of these phases. early on from lending to peer-to-peer lending and now blockchain. Take us through like how did you navigate each phase and what drew you in?

Ted Janus

I'll illustrate the Chris Larson companies that I've been involved in because I think it really matters here as we get to Ripple and Evernorth So, first one up was E-lone. and I I probably was getting in I was an investor my first check there was probably 2000 or 2001 and I remember well I got to know Chris really well because we put a bunch of money in and it with the swings of the internet it fell forty percent. Forty percent when what do we need to do? Chris had to make some changes, and I really saw his leadership up close. He made very positive changes at e-lone we put more money in and then we end up getting a a seven X so, we turned one dollar into seven dollars which to do in public markets but what was what was the thread between e-loan the thread with prosper peer-to-peer lending credit easier credit for people and then all the way to Ripple is I think that technology matters. Technology matters but utility yes matters more and That has been the thread all the way along. And then what you might also ask is that has been the thread all the way along. And then what you might also ask that, here's me being here an asset allocator and I've seen all these wild swings of the internet, blockchain, AI and all this, you might ask is this , is this is this speculation or is this or is this real investing and real innovation? And the answer is it's both. And so, I read a lot of history books, and you reference the railroads. I read, I know all about railroads that Started, by the way, in the 1830s in in Europe, mostly Great Britain, the United States, and, really started getting commercialized, 1860s, 1870s, opened up the American West and great areas of Europe. Industrialization, Manchester, London. Chicago, New York, 1870s, 1880s, these societies in Europe, United States, Western Society moved away from being an agriculture base to an industrial base. car automobiles, mainframe computers, personal computers, smartphones, cloud-based computing, artificial intelligence, every single one of these. There's huge speculation going on. People are saying this is crazy, and each time the majority of companies don't work out. But through this early effort, you have things that transform society and transform technology. The speculation is a necessary part because the speculation is part of it, and it funds the innovation and the technology and the infrastructure you needed.

Asheesh Birla

Yeah, it's it sort of like starts the cycle and gets capital moving and interest moving and then transitions hopefully to utility and we're seeing that utility phase now with blockchain, which is which is which is great. interesting. we've been living like these parallel lives, you and I. And we started, in blockchain and in crypto roughly around the same time. But you've had a different lens. I've had it as the operator. And sometimes as an operator, you just get, so, caught in the weeds of making it to tomorrow. But what do you think you saw as an investor, that I probably missed out on as a as an operator in this journey in in blockchain and in Ripple?

Ted Janus

I touched on a few minutes ago in this conversation the idea of extreme patience and also, biased action wrapped in wrapped in optimism. I think what's really unfolded and it would have been hard for me to do on if I was just at one firm where I had clients. I started my own family office 17 years ago, so, it's just my capital. But it's remarkable just how long these stories play out and how patient you have to be and how you have to be willing to basically I think if I if I were at a table of smart people nine, ten smart investors probably eight to eight or nine of them be saying you should be doing this, but I'm but I'm doing this. And what why me, why did I know is I like to do really intense due diligence. You mentioned my network. My network isn't because I'm trying to build a network. My network is a result of just trying to be smart and trying to work harder than everyone around me to get to the to the answer and doing lots and lots of research and The level of research I want to do on things, and I I wrote a memorandum, an investment memorandum a year and a half ago on Ripple. I want to do so much research that I don't have to ask anyone else for their opinion on whether I should buy or sell. I'm not going to ask anyone else. I've just done exhaustive research and then I just make the bet, and I stick with it. And you end up sticking with these ideas probably a lot more years than you originally intended, but that's okay.

Asheesh Birla

And okay, speaking of this memorandum, you wrote this incredible memorandum. I think it was in 2024. And in this memorandum, of course, no memorandums like you got to take a stake in the ground. You, you had three cases for ripple equity. Yes. And you had base case, which was like $121 a share. You had the middle level, like I guess like the upside case, which, from my notes, was about two hundred fifty or sorry, the upside case was two fifty per share. And then the downside case was twenty dollars per share. All right.

Ted Janus

Yes. And I think that there was a secondary market was trading at about 30. And so, why did I write this memorandum? What did I get right? And also, what did I get wrong? And I wrote this again a year and a half ago. And why I wrote it is I just felt this story was fundamentally misunderstood. I'm staring at something I think is genuinely exciting and transformative. I think and again, I got involved early in what we call crypto, but what I was really investing in was the technology, the blockchain technology that was such a part of it. And what I think I got right was obviously the valuation. I think my upside case I said 250. And I think in the secondary market of the time I was trading it at 30 or so, and my I said three years out. Ripple has been buying back shares at 300 a share. So, that means about a fifty-billion-dollar valuation. They've got two large private equity fund complexes to invest at that valuation. So, that's great. What did I miss, which is more probably the better question to be asking right now right now. I think if you went back and read that memorandum again a year and a half ago. 80-90% of it was as a payments company, just simply making the rails of finance, the payments faster, cheaper. That's where the gestalt was on the memo I wrote. But today it's so, much more than that. Payments is mission critical. It's really, really important. But you as a product guy know this is really so, much more. Ripple's done a number of meaningful acquisitions. So, they're in custody, they're in treasury, they're in stable coins that they've developed on their own. And so, it's really the underlying infrastructure of modern finance. And that's what I'm truly excited about. That's what I missed, but that's okay.

Asheesh Birla

It is sort of crazy is like when we were out pitching Ripple in the early days folks thought, Man, you guys are so, ambitious. And if you look back at it and now you look at the potential of remaking all of finance I would have said, listen, we weren't ambitious that's enough. But I think the point that you're also making is that we had to start somewhere. You can't do everything at once. And so, starting with payments was like Amazon starting in books, and then they took over the rest of e-commerce. I think that same sort of story is unfolding here where Ripple started with, payments, and then we're seeing today over three billion tokenized on XRP of real-world assets. You're starting to see this other, even bigger potential trajectory takeoff. So, definitely very interesting. That was a great memorandum. I mean, I think you were in the ballpark. So, but again, I think we tend to underestimate how long things take and how long technology takes to come into mainstream but underestimate the impact and the eventual opportunity.

Ted Janus

Whether you're a solo investor, essentially, I'm a solo VC by what I do, or you have a fun complex that you're a partner running. You have to figure it out in which way you can be super long-term. When I'm saying long term, I'm not talking two or three years, which really contrast with the business I grew up in. I grew up in the hedge fund business and we thought long term then was three years. I think we analyzed our our biggest positions over quite a few years, and it worked out to two years and four months. If you went to a hedge fund today, long term is like less than a year. Might be six months and certainly in a world where you have programmatic trade trading and the quants seem to quantitative trading seems to be the main style of strategy in vogue. that the timing's really short. So, how do you invest in things are very long and just look at the companies. I referenced the seven largest companies in the world. I mean these companies, Apple was founded in 1980, 81, something like that, maybe even earlier, 79. Amazon goes back to late nineties. On and on and on these companies play out over long time and I think the same is down the same is happening with smaller companies just starting. It's going to be you have to have a very long-term view.

Asheesh Birla

There are no shortcuts, and if you're really creating a new category, many things need to unfold in terms of like the ordering of things and regulation and so forth. So, great point. All right. So, again, we're in this amazing time here in markets and in AI and so forth. And we almost have this convergence of three areas. We have AI, that is changing how we work and operate. Almost every other week. There’s a new innovation there. The pace has just been incredible. You have tokenization that we've all been saying is going to happen for a long time, but it's happening. 300 billion tokenized already, it's growing faster than  stable coins were growing. That's incredible, incredible as well. And then capital markets are also taking off and changing as well. So, that all sounds exciting and that's the convergence is incredible. But at the same time, most of the world, they don't have access to any of these financial instruments. The stock market still closes for the most part at market hours. You can't really take a position in traditional markets on oil over the weekend. So, if there's an issue like the Iran war starting, you can't take a position in traditional markets today over the weekend, which is this is two thousand twenty-six. You can take an autonomous car all around San Francisco, but you can't trade oil perks on traditional markets over the weekends. That's just that's still crazy to me. Talk to me a little bit about this convergence. What's exciting to you? Where do you see this all heading? Tell me a little bit about that from your perspective.

Ted Janus

Yeah, it’s Interesting because here we are in San Francisco and someone a friend of mine from Canada called me up and asked what's it like in being in San Francisco right now with these AI companies and everything happening and the price of real estate and the growth. And the only thing I can compare it to in my career is really Palo Alto in nineteen ninety-nine or two thousand, just, frenetic energy, walk to a coffee store and everyone's talking the internet, and right now you walk in any café in San Francisco and people are talking about artificial intelligence, it seems, at every other table. So, what's happening? How does it converge? I think this idea of convergence; I would underline that word. I think that's very, very insightful. I think these areas are converging where artificial intelligence, and in this case let's just apply it to financial markets, capital markets, artificial intelligence reduces the time and the cost of intelligence. Blockchain reduces the time and the cost of value transfer. And tokenization reduces the time and cost of capital formation. And I think these three areas are going to play together and they're going to make markets cheaper and faster for everyone. This isn't just wealthy professionals living in San Francisco. I think this is going to provide more accessibility and more avenue for regular people, certainly in the United States working class, but in poor people in third world countries to have access to financial markets and financial systems, which is quite exciting, and Ripple is really become a financial blockchain technology company focused on improving financial infrastructure. And Evernorth, the company that you lead, I'm proud to be on the board of, is a digital asset treasury and investment company that's really focused on emerging utility of XRP, the digital assets. So, these are two independent companies, both hyper-focused on making markets cheaper, faster, and ultimately more inclusive. That's exciting.

Asheesh Birla

That is exciting and being at the intersection of all these areas is also, I think is super exciting as well. How far do you think we're talking about convergence here from AI making markets and trading tokenized assets on our behalf. And are we two years away from that, five years away from that, or is that never going to happen? Like what where are we? Because we're talking about real convergence here of putting all these technologies to work. Where do you think we are in that time frame and journey?

Ted Janus

Things are happening so fast in artificial intelligence. I'll just tell you about it in in my own life. So, I tend just given what I do for a living, I tend to adopt whatever the latest technology is. So, having a personal computer. It's on my desk before other people. Smartphone. I had a smartphone before everyone else. Really using the internet, which really, by the way, a meaningful use of the internet, beyond hot or not, was it had been Netscape was ninety-four by the time that I thought it was becoming indispensable for research, what I do was about two thousand one or two thousand two. That's when it really took off for me. And then just how artificial intelligence today, I'm using it three, four hours a day. I first started using Chat GPT when it dropped in October, November time frame four years ago, October, November time frame 22. And fast forward, I'm using all of them, using Gemini, I'm using Grok. They all have different uses. I'm using Claude, they all have different uses for me for different things, but I'm on it three, four hours a day. What I will underline here, and I think it's important to understand when people say is AI going to be making your decisions for investing. I think that AI right now is excellent at information processing. To a certain extent, walking around with my phone in my pocket, it's like I've got an army of analysts working for me. I have a thread going in different programs, analyzing different companies. They're basically working for me 24-7. which is AI agent is working for me. And that's really exciting. But they're doing research, much like the internet was doing research for me in 2001, 2002. But what they don't do is they don't replace judgment. So, if I'm going to buy or sell an asset, I'm not going to ask AI to make that decision. That that's on me. Now, could there be a time where the judgment angle is AI is replacing that? Sure, but I'm the wrong person to be asking. You've got to get someone from Anthropic or OpenAI in the scene to ask about when this is going to happen. But for the foreseeable future, I don't see that really impacting my business at all.

Asheesh Birla

All right, Ted. So, I remember it clearly. You and I have regular meetings and walks. And I always appreciated that time to like to come above as an operator and just chat. I do remember one of these conversations at your house and you probably didn't anticipate me asking you, but you've been you've been part of this whole journey at Ripple, and I wanted someone that knew this industry and knew how long it takes to build a successful company to join my board and be like a formal advisor at Evernorth. But I know that also comes with time, commitments and personal risk commitments. Tell us like what got you interested and why did you decide to join the Evernorth board?

Ted Janus

So, at this stage of my career, my most important asset is my time. I really have to use my time wisely. I could tell you how great I'm doing at investing, but the reality is I run a lot around a lot of time being a chauffeur for my kids' burgeoning sport careers. My wife and I tend to work all the time. We tend to parent all the time, I think much like you do too, Asheesh, so, why Evernorth? Why now? Taking board seats isn't so, much part of my business model. We didn't take board seats when we were in the hedge fund business when I started J Capital my family office, I've been asked quite a few times to be on boards. This is not the first time. And I've always turned down every single opportunity. And the reason I turned them down wasn't that they were bad, and some of them were okay. And I just didn't think they were at the highest level of what I was looking for. Now there's a lot of people that will take board seats on, okay to good companies and they get shares, they get fees, they can be helpful. That’s great. But for me, if I'm going to lend my name to something, I need to think it's stellar. And I've certainly done that on the school side. I've been involved at Berkeley, Stanford. I've been on various philanthropic nonprofit boards. It’s always at the highest level. I feel very proud of my service on that side. As far as Evernorth that the at the rudimentary, fundamental level, what are you looking at? You're looking at the quality of the team. So, you, the founding team, who who's on the board, the board of advisors, and you're a product guy. And you need a product person. running Evernorth right now for where this is is headed. So, I was very excited about that part. The market opportunity, where we're going. I mentioned that that Evernorth is both a digital asset treasury, but the way I really look at it is an investment firm focused on evolving utility for the digital asset XRP. That is really exciting for me too. And then you also, look at products and services and you're a product guy. You're going to be in the middle of all this. So, I'd done the due diligence, what would have been disqualifying for all this if I felt anything short of a plus, I really thought check check check this is an outstanding opportunity I’ve got to do it

Asheesh Birla

What I also appreciated about you and appreciate about you, to this day is that you've introduced me to a lot of people. And I will say that everyone that you ever introduced me to has been super high quality and super trustworthy. And so, I appreciate that about you. I love what you bring to the Evernorth board. I agree with you, like this space is just getting started. I think you said inning two, and we're at the intersection of a lot of interesting areas from bringing capital onto the blockchain to tokenization. And AI. So, it's been a pleasure working with you over all these years. And I know we're just getting started here with Evernorth. I am looking forward to our partnership and building something amazing together.

Ted Janus

Thank you. Thank you so much. And can I end on a statement here about all this? So, I'm going to I'm going to here we are on June 11th 26. I'm going to bring us back to that room in March April in 2013.And what I think is really important here is you've got to be an optimist. You've got to be an optimist in in San Francisco right now, seeing what's happening. things are changing for the positive certainly or our cities changing for the positive, just witnessing what's happening with a AI. What else can I tell you? And I get involved in a lot of different things, and sometimes it's quite fashionable to be a pessimist. Pessimists sound great on talk shows. Pessimists can sound great with a withering comment on X slash Twitter. pessimists can sound great in a faculty lounge, but pessimists do not build companies. Pessimists do not build groundbreaking government programs. You've got to be an optimist. And to be an optimist, you're going to see pathways and openings no one else sees. And that's why I'm here and that's why I'm involved today with Evernorth. Thank you for having me on your show.

Asheesh Birla

All right. Thank you, Ted.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also, filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SO,LICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also, be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or so,ld in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the So,licitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the so,licitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the perso,ns who may, under SEC rules, be deemed participants in the so,licitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or So,licitation

This communication is for informational purposes only and is not a proxy statement or so,licitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a so,licitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, so,licitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also, cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.